Exhibit 99.1

JE CLEANTECH HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

TO BE HELD ON NOVEMBER 18, 2025, AT 10:00 AM (SINGAPORE TIME)

Notice is hereby given (“Notice”) that an annual general meeting of the members (the “Members”) of JE Cleantech Holdings Limited, a Cayman Islands exempted company (the “Company” or “JE Cleantech”), for the fiscal year ended December 31, 2024, will be held at 10:00 a.m., local time, on November 18, 2025, at the office of the Company located at 3 Woodlands Sector 1, Singapore 738361, and any adjournments thereof (the “Meeting” or “Annual Meeting”) for the following purposes:

(1)	To approve, as ordinary resolutions, the re-election of each of the following five (5) persons to serve as directors of the Company in their respective capacities until the next annual meeting of Members and thereafter until their successors shall have been elected and qualified: Hong Bee Yin, Executive Director, Long Jia Kwang, Executive Director, Karmjit Singh, Independent Non-Executive Director, Tay Jingyan, Gerald, Independent Non-Executive Director, and Khoo Su Nee, Joanne, Independent Non-Executive Director (the “Proposal No. 1”);

(2)	(A) Redesignation and Reclassification of Share Capital, (B) Replacement of Clause 8 of Memorandum of Association, and (C) Adoption of the New Amended and Restated Memorandum and Articles of Association: To consider and approve, as a special resolution, that (the “Proposal No. 2”):

(A) the shares of the Company be re-designated and re-classified (the “Redesignation and Reclassification of Share Capital”) such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$100,000 divided into 100,000,000 shares of a nominal or par value of US$0.001 each to (ii) US$100,000 divided into 90,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, 5,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, and 5,000,000 shares of a nominal or par value of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the articles of association, by the re-designation and re-classification of (x) 88,193,334 unissued shares of a nominal or par value of US$0.001 each into 88,193,334 unissued Class A ordinary shares of a nominal or par value of US$0.001 each, (y) 1,500,000 unissued shares of a nominal or par value of US$0.001 each into 1,500,000 unissued Class B ordinary shares of a nominal or par value of US$0.001 each, and (z) 5,000,000 unissued shares of a nominal or par value of US$0.001 each into 5,000,000 unissued shares of a nominal or par value of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the articles of association, and the currently issued 5,306,666 shares of nominal or par value of US$0.001 each in the Company be and are re-designated and re-classified into 1,806,666 Class A ordinary shares of par value US$0.001 each with 1 vote per share (the “Class A Ordinary Shares”), 3,500,000 Class B ordinary shares of par value US$0.001 each with 20 votes per share (the “Class B Ordinary Shares”) and 0 share of a nominal or par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the articles of association, on a one for one basis, as follows:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
JE Cleantech Global Limited*	3,200,000	3,200,000 Class B Ordinary Shares
Hong Bee Yin	300,000	300,000 Class B Ordinary Shares
All other shareholders	1,806,666	1,806,666 Class A Ordinary Shares
		3,500,000 Class B Ordinary Shares
Total	5,306,666	1,806,666 Class A Ordinary Shares

*JE Cleantech Global Limited is 100% directly owned by Ms. Hong, our Chief Executive Officer and an Executive Director.

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(B)	the existing clause 8 of the existing amended and restated memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

(C)	the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the Proxy Statement (the “Second Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the multi-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

(3) To approve, as ordinary resolutions, the ratification of the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “Proposal No. 3”); and

(4) To consider and act upon such other business as may properly come before the Annual Meeting (the “Proposal No. 4”).

Only Members of record at the close of business on October 15, 2025 [(New York Time)], shall be entitled to notice of and to vote at the Annual Meeting. All Members are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Annual Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from attending and voting in person at the Meeting and in such event, the proxy shall be deemed to be revoked.

We have elected to furnish proxy materials to our Members on the Internet. We believe this approach will allow us to provide our Members with the appropriate information while lowering costs to the Company. Accordingly, we are sending a Notice Regarding the Availability of Proxy Materials (the “Internet Notice”) to our Members of record and beneficial owners. All Members will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, including its complete audited financial statements, and the Company’s 6-month interim financials on Form 6-K for the six-month period ended June 30, 2025, including its unaudited financial statements, are filed with the United States Securities and Exchange Commission (the “SEC”), are available from the Company without charge upon written request to our Secretary at the corporate offices of the Company at 3 Woodlands Sector 1, Singapore 738361. The Company’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at www.sec.gov.

By Order of the Board of Directors

Hong Bee Yin, Chairman

Singapore

October 24, 2025

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QUESTIONS AND ANSWERS

RELATING TO THE ANNUAL GENERAL MEETING

Why did I receive these materials?

Our Members as of the close of business on October 15, 2025 (New York Time), which we refer to as the “Record Date,” are entitled to vote at our Annual General Meeting, which will be held on November 18, 2025 (“Annual Meeting” or “Meeting”). As a Member, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Annual Meeting, describes the proposals presented for Shareholder action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Annual Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the ordinary shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Annual Meeting?

Only Members of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Annual Meeting. If you were a Member of record on the Record Date, you would be entitled to vote all of the ordinary shares that you held on that date at the Annual Meeting, or any adjournments of the Annual Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding ordinary share of the Company you own as of the Record Date. As of the Record Date, there were 5,306,666 ordinary shares outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Annual Meeting?

The presence, in person or by proxy, of the holders of one-third of the outstanding ordinary shares is necessary to constitute a quorum at the Annual Meeting. Based on the number of ordinary shares outstanding on the Record Date, the holders of our outstanding shares representing at least 1,768,889 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Annual Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding ordinary shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my ordinary shares in person at the Annual Meeting?

Ordinary shares held in your name as the Member of record may be voted by you in person at the Annual Meeting. Ordinary shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the ordinary shares.

How can I vote my shares without attending the Annual Meeting?

Whether you hold ordinary shares directly as the Member of record or beneficially in “street name,” you may direct how your ordinary shares are voted without attending the Annual Meeting. If you are a Member of record (that is if your ordinary shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Annual Meeting, you may deliver your completed proxy card in person. If you hold ordinary shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

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Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your ordinary shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Secretary at 3 Woodlands Sector 1, Singapore 738361, or by signing a proxy card bearing a later date, or by attending the Annual Meeting and voting in person.

For ordinary shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your ordinary shares, by attending the Annual Meeting and voting in person. In either case, the powers of the proxy holder will be suspended if you attend the Annual Meeting in person and so request, although attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by VStock Transfer, LLC (“VStock”), our transfer agent, who will act as master tabulator. However, no representatives of VStock will attend the Annual Meeting. Henry F. Schlueter, our United States securities counsel, will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Annual Meeting. If you are a Member of record, your signed proxy card is returned directly to VStock for tabulation. If you hold your ordinary shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to VStock on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends (i) FOR Proposal No. 1; (ii) FOR Proposal No. 2; and (iii) FOR Proposal No. 3.

Ms. Hong Bee Yin, the Company’s Chairman, Executive Director, and Chief Executive Officer, through her direct ownership of 100.00% of JE Cleantech Global Limited, beneficially owns an aggregate of approximately 3,200,000 (60.9%) of our issued and outstanding ordinary shares. In addition, Ms. Hong owns directly 300,000 (5.7%) of our issued and outstanding ordinary shares. Ms. Hong has advised the Company that she intends to vote her 3,500,000 ordinary shares representing approximately 66.6% of the outstanding ordinary shares as of October 15, 2025, in favor of the proposals above. Accordingly, each of the proposals will be approved.

Will Members be asked to vote on any other matters?

To the knowledge of the Company and its management, Members will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Annual Meeting, the persons named as proxies for Members will vote on those matters in the manner they consider appropriate.

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What vote is required to approve each of the items?

Proposal No. 1

The affirmative vote of a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy is required for Proposal No. 2 (being the re-election of directors). A properly executed proxy marked “withhold authority” with respect to the re-election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Proposal No. 2

The affirmative vote of a majority of not less than two-thirds of votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy is required for the Proposal No. 1 (being the Redesignation and Reclassification of Share Capital, the replacement of clause 8 of the existing amended and restated memorandum of association, and the adoption of the Second Amended and Restated Memorandum and Articles of Association).

Proposal No. 3

The affirmative vote of a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy is required for Proposal No. 3, being the ratification of WWC, P.C. as the independent registered public accountants for the Company for the fiscal year ending December 31, 2025.

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the approval of Proposal Nos. 1, 2 and 3, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

In the re-election of directors, you may vote “FOR” all or some of the nominees or your vote may “WITHHOLD AUTHORITY FOR” with respect to one or more of the nominees. You may not cumulate your votes for the re-election of directors.

In the ratification of the appointment of WWC, P.C. as the Company’s independent registered public accountants and other items of business, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold your shares in “street name” through a broker, bank, or other nominee rather than directly in your own name, then your broker, bank, or other nominee is considered the Member of record, and you are considered the beneficial owner of your ordinary shares. We have supplied copies of our proxy statement to the broker, bank, or other nominee holding your ordinary shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your ordinary shares at the Annual Meeting. The broker, bank, or other nominee that is the Member of record for your ordinary shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your ordinary shares in a brokerage account but you fail to return your voting instruction card to your broker, your ordinary shares may constitute “broker non-votes.”

Brokerage firms generally have the authority to vote customers’ un-voted shares on certain “routine” matters. Only ratification of the auditors is considered a “routine matter,” and the re-election of directors is not a “routine matter.” When a brokerage firm votes its customers’ un-voted shares, these shares are counted for purposes of establishing a quorum.

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PROPOSAL NO. 1 RE-ELECTION OF FIVE (5) PERSONS TO SERVE AS

DIRECTORS OF THE COMPANY

The Company’s directors are elected annually to serve until the next Annual Meeting of Members and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Company shall be not less than two (2). There shall be no maximum number of directors unless otherwise determined from time to time by the Board.

PROPOSAL NO. 1 RE-ELECTION OF FIVE (5) PERSONS TO SERVE AS

DIRECTORS OF THE COMPANY

The Company’s directors are elected annually to serve until the next Annual Meeting of Members and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Company shall be not less than two (2). There shall be no maximum number of directors unless otherwise determined from time to time by the Board.

Unless otherwise directed by Members, the proxy holder named in the accompanying proxy will vote all shares represented by proxies held by him for the election of the following nominees, all of whom are now members and constitute the Company’s Board of Directors. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

The re-election of the slate of directors proposed is assured, because the management of the Company’s controlling shareholder has advised that the shares it holds will be voted for the re-election of the directors nominated herein.

Information Concerning Nominees

Executive Directors

Ms. Hong Bee Yin (age 53) Ms. Hong Bee Yin is the founder of our Group, having incorporated JCS in November 1999. Ms. Hong is currently our Chairman, Executive Director and Chief Executive Officer. She was appointed as our Director on January 29, 2019 and re-designated as our Executive Director on March 5, 2020. Ms. Hong is primarily responsible for planning and execution of our Group’s strategies including product innovation and customization, as well as managing our Group’s relationship with major customers and suppliers. She is also responsible for overseeing all day-to-day aspects of our Group’s operation including production, inventory and material control.

Since commencing her start-up business, JCS, in November 1999, Ms. Hong has accumulated more than 21 years of operational experience in providing cleaning solutions for the cleaning industry. Prior to forming our Group, Ms. Hong worked at JLW Property Consultants Pte Ltd. from June 1993 to June 1998 with her last position as assistant manager (Industrial Department). From June 1998 to approximately September 1999, she worked at JCS Automation Pte Ltd. (now known as JCS Biotech Pte. Ltd.) as marketing manager.

Ms. Hong obtained a Diploma in Electronic and Computer Engineering from Ngee Ann Polytechnic, Singapore in August 1993. She also completed the Tsinghua SEM Indonesia-Singapore Executive Program and SPRING CEO Leadership Circle Program in May 2014 and November 2016, respectively. Ms. Hong was appointed as the deputy chairman of Singapore Precision Engineering and Technology Association from April 2017 to April 2019, and she has been appointed as the chairman from April 2019 to April 2025.

Mr. Long Jia Kwang (age 47) joined our Group as financial controller in December 2014 and was appointed as our Executive Director and Chief Financial Officer on March 5, 2020. Mr. Long is primarily responsible for managing accounting and finance, human resources and administrative functions of our Group.

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Mr. Long has over 21 years of experience in auditing, accounting and financial management. Prior to joining our Group, Mr. Long worked at KPMG in Johor Bahru, Malaysia from February 2000 to September 2007 with his last position as deputy audit manager. From October 2007 to October 2014, he worked at KPMG Services Pte. Ltd. in Singapore with his last position being senior manager. Since November 2023, he has also served as an independent non-executive director of Davis Commodities Limited (a company listed on the Nasdaq Stock Market (stock code: DTCK).

Mr. Long obtained a Bachelor of Commerce degree from the University of Adelaide, Australia in December 1999. Mr. Long was a certified practicing accountant of CPA Australia from November 2004 to April 2015, a chartered accountant of the Malaysian Institute of Accountants from September 2006 to February 2010 and a member of the Institute of Singapore Chartered Accountants (formerly known as Institute of Certified Public Accountants of Singapore) since April 2013.

Independent Non-Executive Directors

Mr. Karmjit Singh (age 78) was appointed as a Non-executive Director of the Company on March 5, 2020 and redesignated as our independent Non-executive Director on November 12, 2021. Mr. Singh serves as the chairman of the nomination committee and as a member of the audit and compensation committees. Mr. Singh is primarily responsible for providing guidance to the management team on corporate strategies and governance matters.

Mr. Singh has over 47 years of experience in business management. From 1974 to 1998, Mr. Singh worked at Singapore Airlines Limited serving in a variety of managerial capacities covering corporate affairs, planning, aviation fuel and administrative services. Mr. Singh joined SATS Ltd. in July 1998 as the chief executive of SATS Airport Services Pte Ltd. and then became the chief operating officer of SATS Ltd. in July 2004 overseeing the ground handling and inflight catering operation of the SATS group of companies until his retirement in September 2009. He then became the consultant to the president and chief executive officer of SATS Ltd. from October 2009 until September 2010.

Mr. Singh has been an independent director of Keppel Telecommunications & Transportation Ltd. since October 2020, chairman of that company’s nominating committee from October 2012 to July 2019, a member of its audit committee from January 2011 to July 2019 and a member of its board safety committee since July 2019. Keppel Telecommunications & Transportation Ltd. was listed on Singapore Exchange Limited (stock code: K11) and subsequently delisted on May 8, 2019.

Mr. Singh obtained a Bachelor of Arts degree in Geography from the National University of Singapore in June 1970. Mr. Singh has been actively engaged in prominent civil and industry affairs in Singapore. Mr. Singh has served as the chairman of Chartered Institute of Logistics and Transport Singapore since 1994. Mr. Singh was a council member of the Public Transport Council, Singapore from August 2005 to May 2019.

Mr. Tay Jingyan, Gerald (age 37) was appointed as an independent Non-executive Director of the Company on January 19, 2022. Mr. Tay serves as chairman of the compensation committee and as a member of the audit and nomination committees.

Mr. Tay has over 20 years of experience in business management and financial advisory services. Since October 2014, Mr. Tay has been the group chief executive officer of TPS Group Alliance, an alliance of companies offering a variety of professional services including corporate services, statutory compliance, accounting, corporate advisory, real estate and family office services. Mr. Tay worked with TPS Group Alliance as an associate from January 2005 until his promotion as the chief executive officer. From August 2013 to January 2014 and from May 2014 to the present, Mr. Tay was and has also been a director of Capilion Company Pte. Ltd., a company together with companies within its group engaging in private equity, corporate services, real estate and financial securities. Mr. Tay also founded and has acted as the director of Excelsus Tech Pte Ltd. (formerly known as Excelsus Capital Pte. Ltd.), a holding company for technology-related businesses and projects, since February 2014, and Galacthor International Pte Ltd, a company for general physical commodities trading, since December 2011.

Mr. Tay obtained a Bachelor of Arts degree in Communication from the University at Buffalo, The State University of New York in February 2012.

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Ms. Khoo Su Nee, Joanne (age 51) was appointed as an independent Non-executive Director of the Company on January 19, 2022. Ms. Khoo serves as the chairman of the audit committee and as a member of the compensation and nomination committees.

Ms. Khoo has close to 30 years of experience in corporate finance and business advisory services. Ms. Khoo started her career at PricewaterhouseCoopers in January 1997 and her last position was senior associate in February 2000. From May 2000 to August 2004, she worked at Stone Forest Consulting Pte Ltd., a business advisory company, and her last position was an assistant manager. She was responsible for providing consultancy services including IPO advisory, working capital consulting, business turnaround and profit improvement. Ms. Khoo worked in the corporate finance industry at several companies, which include (i) Hong Leong Finance Limited from September 2004 to November 2005 as an assistant vice president; (ii) Phillip Securities Pte Ltd. from November 2005 to January 2008 as an assistant vice president; and (iii) Canaccord Genuity Singapore Pte. Ltd. (formerly known as Collins Stewart Pte. Limited) from February 2008 to October 2012 with her last position as a director. She founded and has acted as an executive director of Bowmen Capital Private Limited, a management consultancy company, since February 2013. From October 2019 to April 2020, she also served as a director of PayLinks Pte. Ltd., a financial service company.

Ms. Khoo served as an independent director of Kitchen Culture Holdings Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5TI)) from October 2012 to February 2019. Since January 2014, she has served as an independent non-executive director of Teho International Inc Ltd. (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5OQ)) and was re-designated as a non-independent non-executive director on 30 October 2024. Ms. Khoo served as an independent director of Excelpoint Technology Ltd. (a company listed on the main board of the Singapore Exchange Limited (stock code: SGX: BDF)) from September 2016 to April 2022. She has also served as an independent non-executive director of Xamble Group Limited (a company listed on The Australian Securities Exchange (stock code: ASX: XGL)) since July 2017. Since June 2020, she has also served as an independent non-executive director of ES Group (Holdings) Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5RC). Since February 2024, she has also served as an independent non-executive director of Ryde Group Ltd (a company listed on the NYSE American (stock code: NYSE AMERICAN:RYDE).

Ms. Khoo obtained a Bachelor of Business degree in Accountancy from Royal Melbourne Institute of Technology in November 1997. She is a Fellow Certified Practising Accountant of the CPA Australia and a Chartered Accountant of the Malaysian Institute of Accountants. Ms. Khoo was a member of the Women Corporate Directors.

There are no family relationships among the directors or executive officers of either the Company or its subsidiaries.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

The Board of Directors recommends a vote FOR the re-election of each of the five (5) nominees named above as directors of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of ordinary shares beneficially owned by our directors and executive officers as of the Record Date, October 15, 2025. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their ordinary shares.

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Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(1)
Named Executive Officers and Directors:
Hong Bee Yin(2)	3,500,000	66.6%
Long Jia Kwang	-	-%
Karmjit Singh	-	-%
Tay Jingyan, Gerald	-	-%
Khoo Su Nee, Joanne	-	-%

All executive officers and directors as a group (5 persons)	3,500,000	66.6%

5% Shareholders:
JE Cleantech Global Limited	3,200,000	60.8%

(1) Based on 5,306,666 shares issued and outstanding as of October 15, 2025.

(2) Includes 3,200,000 shares held by JE Cleantech Global Limited, a company directly owned as to 100.00% by Ms. Hong, as of October 15, 2025 and 300,000 shares held directly by Ms. Hong.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

NASDAQ EXEMPTIONS AND

HOME COUNTRY PRACTICES

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “JCSE.” We make no representation that our ordinary shares will continue to trade in the future.

The Nasdaq Capital Market listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market. In our listing application, we indicated that we would be following Cayman Islands corporate governance practices. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Although we are not required to do so under Cayman Islands corporate governance practices, we are following the Nasdaq corporate governance standards in the following respects.

●	The majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;

●	under Section 5605(d) of the Nasdaq listing rules our compensation committee is comprised solely of independent directors governed by a compensation committee charter who oversee executive compensation;

●	under Section 5605(e) of the Nasdaq listing rules director nominees are to be selected or recommended for selection by either a majority of the independent directors or a nomination committee comprised solely of independent directors, and our nomination committee is composed entirely of independent directors;

In lieu of the Nasdaq corporate governance standards we are following Cayman Island corporate governance standards in respect of the following:

●	The Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

●	The requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

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BOARD COMMITTEES

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee, and a nomination committee, each of which will operate pursuant to a charter adopted by our Board of Directors. The Board of Directors may also establish other committees from time to time to assist our Company and the Board of Directors. The composition and functioning of all of our committees are intended to comply with all applicable requirements of the Sarbanes-Oxley Act of 2002 and with Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at http://www.jecleantech.sg. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Proxy Statement.

Audit committee

Ms. Khoo, Mr. Singh and Mr. Tay serve on the audit committee, which is chaired by Ms. Khoo. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Ms. Khoo as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly/semi-annual financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules, if and when required;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

●	Continuously engaging in the review for any potential cybersecurity risks as part of the Company’s overall risk management program; and

●	reviewing earnings releases.

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Amendment to Audit Committee Charter. On April 26, 2024, our Board of Directors approved an amendment to the audit committee charter (the “Audit Committee Charter”) pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further resolved that the audit committee will have full authority and power to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the audit committee to: (i) understand the economic drivers and impact of cyber-risk, including the financial impact to our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into board governance.

For additional information regarding our Cybersecurity Policy, please refer to Item 16K included in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on May 15, 2025.

Compensation committee

Mr. Tay, Ms. Khoo and Mr. Singh serve on the compensation committee, which is chaired by Mr. Tay. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation, (i) recommending to the board of directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and determining the necessity for recovery of certain incentive compensation previously paid to the Company’s current and former executive officers in the event of a restatement of the Company’s financial statements for any fiscal year;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Amendment to Compensation Committee Charter. Effective December 1, 2023, our Board of Directors amended the compensation committee charter (the “Compensation Committee Charter”) so as to include a compensation recovery policy (the “Compensation Recovery Policy”) and to give the compensation committee full authority and power to implement that policy. The Compensation Committee Charter provides the members of the compensation committee with authorization and authority to carry out such duties and responsibilities associated with the Compensation Recovery Policy. The compensation committee shall, in the event of a restatement of the Company’s financial statements, have the authority and power to: (i) determine such executive officers who served at any time during the performance period for the incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that must be subject to the Company’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with federal securities laws, including the disclosure required in the applicable Securities and Exchange Commission filings.

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For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 to our Annual Report on Form 20-F for fiscal year ended December 30, 2023 filed with the Securities and Exchange Commission on May 15, 2025.

Nomination committee

Mr. Singh, Ms. Khoo and Mr. Tay serve on the nomination committee, which is chaired by Mr. Singh. Our board of directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

COMPENSATION OF

OFFICERS AND DIRECTORS

Compensation

For the year ended December 31, 2024, we paid an aggregate of SGD SGD1,490,000 as compensation to our directors, our executive officers and our key personnel.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the years ended December 31, 2023 and 2024 other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated SGD68,000 and SGD82,000 for officers and directors.

Employment Agreements with Executive Directors

Employment Agreement with Hong Bee Yin

Effective as of January 1, 2014, we entered into an employment agreement with Hong Bee Yin pursuant to which she was employed as Executive Director of JCS-Echigo Pte Ltd. The agreement provides for an annual base salary of SGD300,000 and annual base director fee of SGD24,000, which amount may be adjusted from time to time in the discretion of the Company. Under the terms of the agreement, Ms. Hong is entitled to receive an annual cash bonus in the amount of SGD500,000 for any year in which the Company’s net profit, after tax, (inclusive of any amounts payable or to be set aside for all bonuses) equals at least SGD5 million, together with such additional bonus as may be agreed from time to time with the Company. Ms. Hong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also contains non-compete and non-disclosure provisions and restrictions against the unauthorized use of the Company’s intellectual property. Effective as of March 5, 2020, we entered into an employment agreement with Hong Bee Yin pursuant to which she was employed as an Executive Director, Chairman and Chief Executive Officer of JE Cleantech Holdings Limited. The agreement provides for a monthly base director fee of US$6,000.

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On August 12, 2024, the Board of Directors approved an amendment to Ms. Hong Bee Yin’s employment agreement as Executive Director of our subsidiaries with effect from January 1, 2024, under which we agreed to pay Ms. Hong a total monthly remuneration of SGD52,500 (consisting of a monthly salary of SGD45,000, a monthly director’s fee of SGD2,500 and a monthly transport allowance of SGD5,000) for total annual remuneration of SGD630,000. In addition, the annual cash bonus provision was amended so that, in addition to the total annual remuneration payable to Ms. Hong, we have agreed to pay Ms. Hong a cash performance bonus in an amount equal to the percentages reflected below based on the amount of the Group’s profits before tax (“PBT”), excluding any extraordinary items, as evidenced by the audited fiscal year-end financial statements for any given fiscal year as follows:

Audited Group’s PBT	Percentage of Profit Sharing	Performance Bonus

First SGD1,000,000	0%	SGD0
From SGD1,000,001 - SGD2,000,000	10%	*
From SGD1,000,001 - SGD2,000,000	15%	*
From SGD3,000,001 and above	20%	*

* Dependent on the amount of the Group’s PBT

Effective as of March 5, 2020, we entered into an additional employment agreement with Hong Bee Yin pursuant to which she was employed as an Executive Director, Chairman and Chief Executive Officer of JE Cleantech Holdings Limited. That agreement provides for a monthly base director fee of US$6,000. The other terms stated herein remain unchanged.

The aggregate compensation paid to Ms. Hong for the years ended December 31, 2023 and 2024, pursuant to both employment agreements, combined, was US$352,286 and US$567,245, respectively.

Employment Agreement with Long Jia Kwang

We entered into an employment agreement dated September 5, 2014 with Long Jia Kwang pursuant to which he was employed as Financial Controller for JCS-Echigo Pte Ltd. The agreement provides for a monthly base salary of SGD9,750, plus a transportation allowance of SGD750 per month. These amounts may be adjusted from time to time. The agreement provides that the Company may, in its discretion, transfer or assign Mr. Long to any position compatible with that of Financial Controller or to any of the companies in our Group. Under the terms of the agreement, Mr. Long’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ written notice or the equivalent salary in lieu of such notice. Effective as of March 5, 2020, we entered into an employment agreement with Long Jia Kwang pursuant to which he was employed as an Executive Director and Chief Financial Officer of JE Cleantech Holdings Limited. The agreement provides for a monthly base director fee of US$4,000. The other terms stated herein remain unchanged.

On August 12, 2024, the Board of Directors approved a special bonus of S$50,000 to be paid to Mr Long.

The aggregate compensation paid to Mr. Long for the years ended December 31, 2023 and 2024 was US$162,191 and US$209,785, respectively.

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In addition, our executive directors will be entitled to participate in the JE Cleantech Holdings Limited 2022 Equity Incentive Plan or such other share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted and the terms of those options will be determined from time to time by a vote of the Board of Directors; provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our executive directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Independent Non-Executive Directors’ Agreements

Each of our independent Non-executive Directors has entered into a Director’s Agreement with the Company and where relevant, a subsidiary. The terms and conditions of such Directors’ Agreements are similar in all material aspects, save for the director’s fees. Each Director’s Agreement is for an initial term of one year and will continue until the independent Non-executive Director’s successor is duly elected and qualified. Each independent Non-executive Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any such Director’s Agreement may be terminated for any or no reason by the independent Non-executive Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Other than as disclosed above, none of our independent Non-executive Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

RELATED PARTY TRANSACTIONS

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended December 31, 2022, 2023 and 2024, which are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under Singapore law.

Nature of relationships with related parties:

		For the years ended December 31,
Related parties	Relationship	2022	2023	2024	2024
		SGD’000	SGD’000	SGD’000	USD’000
Amount due to:
Ms. Hong Bee Yin Our CEO and Controlling shareholder		741	-	-	-

Non-trade advance from controlling shareholder is unsecured, interest free and repayment on demand. As of December 31, 2023 and 2024, the amount of outstanding loan owed to Ms. Hong Bee Yin is Nil.

Related party transactions:

		For the years ended December 31,
Transaction nature	Name	2022	2023	2024	2024
		SGD’000	SGD’000	SGD’000	USD’000
Net proceeds from/(repayment) to controlling shareholder	Ms. Hong Bee Yin	(714)	-	-	-
Shares issued as stock-based compensation to controlling shareholder	Ms. Hong Bee Yin	-	-	466	341
Dividend paid to controlling shareholder	Ms. Hong Bee Yin	-	-	425	311

Other than the above-mentioned disclosure, there were no significant related party transactions conducted during the years ended December 31, 2022, 2023 and 2024.

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During the years ended December 31, 2021 and 2022, US$ 1.2 million and US$ 0.5 million, respectively, were drawn down from the original revolving loan facility made available by Ms. Hong Bee Yin to the Company in 2021. In the years ended December 31, 2022 and 2023, the Company made repayment of US$ 1.1 million and US$ 0.6 million, respectively, to Ms. Hong Bee Yin. As of December 31, 2023, the loan had been fully repaid.

Other than the above-mentioned disclosure, there were no significant related party transactions conducted during the years ended December 31, 2022, 2023 and 2024.

The affirmative vote of a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy is required for the re-election of directors (the Proposal No. 2). A properly executed proxy marked “withhold authority” with respect to the re-election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

PROPOSAL NO. 2 (A) REDESIGNATION AND RECLASSIFICATION OF SHARE CAPITAL, (B) REPLACEMENT OF CLAUSE 8 OF MEMORANDUM OF ASSOCIATION, AND (C) ADOPTION OF THE NEW AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board of Directors approved, and directed that there be submitted to the members of the Company for approval, as a special resolution that

(2)	(A) Redesignation and Reclassification of Share Capital, (B) Replacement of Clause 8 of Memorandum of Association, and (C) Adoption of the New Amended and Restated Memorandum and Articles of Association: To consider and approve, as a special resolution, that (the “Proposal No. 1”):

(A)	the shares of the Company be re-designated and re-classified (the “Redesignation and Reclassification of Share Capital”) such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$100,000 divided into 100,000,000 shares of a nominal or par value of US$0.001 each to (ii) US$100,000 divided into 90,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, 5,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, and 5,000,000 shares of a nominal or par value of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the articles of association, by the re-designation and re-classification of (x) 88,193,334 unissued shares of a nominal or par value of US$0.001 each into 88,193,334 unissued Class A ordinary shares of a nominal or par value of US$0.001 each, (y) 1,500,000 unissued shares of a nominal or par value of US$0.001 each into 1,500,000 unissued Class B ordinary shares of a nominal or par value of US$0.001 each, and (z) 5,000,000 unissued shares of a nominal or par value of US$0.001 each into 5,000,000 unissued shares of a nominal or par value of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the articles of association, and the currently issued 5,306,666 shares of nominal or par value of US$0.001 each in the Company be and are re-designated and re-classified into 1,806,666 Class A ordinary shares of par value US$0.001 each with 1 vote per share (the “Class A Ordinary Shares”), 3,500,000 Class B ordinary shares of par value US$0.001 each with 20 votes per share (the “Class B Ordinary Shares”) and 0 share of a nominal or par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the articles of association, on a one for one basis, as follows:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
JE Cleantech Global Limited*	3,200,000	3,200,000 Class B Ordinary Shares
Hong Bee Yin	300,000	300,000 Class B Ordinary Shares
All other shareholders	1,806,666	1,806,666 Class A Ordinary Shares
		3,500,000 Class B Ordinary Shares
Total	5,306,666	1,806,666 Class A Ordinary Shares

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*JE Cleantech Global Limited is 100% directly owned by Ms. Hong, our Chief Executive Officer and an Executive Director.

(B)

the existing clause 8 of the existing amended and restated memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“The share capital of the Company is US$100,000 divided into 90,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, 5,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, and 5,000,000 shares of a nominal or par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 12 of the Articles of Association of the Company, each with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C)	the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the Proxy Statement (the “Second Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the multi-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Following the Redesignation and Reclassification of Share Capital, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to 20 votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association.

The Board of Directors deems it advisable and is recommending that our members approve and adopt the Second Amended and Restated Memorandum and Articles of Association attached hereto as Annex A. The Second Amended and Restated Memorandum and Articles of Association reflects the proposed multi-class share structure and sets out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares (which are the subject of this proposal).

Vote Required for Approval

Assuming a quorum as referenced above is reached, the approval of the proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Proposal No. 2 will become effective upon approval of our members.

The proposed re-designation and re-classification will not affect in any way the validity or transferability of share certificates outstanding or the trading of the Company’s shares on the NASDAQ Capital Market. If the amendment is passed by our members, it will not be necessary for members to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

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Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Board Recommendation

The Board of Directors recommends a vote FOR the Proposal No. 2.

PROPOSAL NO. 3. RATIFICATION OF WWC, P.C. AS THE INDEPENDENT REGISTERED

PUBLIC ACCOUNTANTS FOR THE COMPANY FOR THE

FISCAL YEAR ENDING DECEMBER 31, 2025

The Audit Committee has selected WWC, P.C. to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025. We are asking our Members to ratify the selection of WWC, P.C. as our independent registered public accounting firm. In the event our Members fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by WWC, P.C. that neither the firm nor any of its associates had any relationship during the last fiscal year with our Company other than the usual relationship that exists between independent registered public accounting firms and their clients. Representatives of WWC, P.C. are not expected to attend the Annual Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of WWC, P.C. will not make a statement at the Annual Meeting.

Audit Fees

The following are the fees billed to us by our auditors during the years ended December 31, 2023 and 2024:

	Year Ended December 31, 2023		Year Ended December 31, 2024
Audit Fees	US$	128,000	US$	128,000
Audit Related Fees		-		-
Tax Fees		-		-
All Other Fees		-		-
Total	US$	128,000	US$	128,000

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy. Our Board unanimously recommends a vote “FOR” approval of this proposal to ratify the appointment of WWC., P.C. as the Company’s independent public accounting firm for the fiscal year ending December 31, 2025.

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

GENERAL

Other Matters

The Board of Directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Annual Meeting, it is the intention of the proxy holder named in the accompanying proxy to vote the ordinary shares he represents as the Board of Directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed proxy.

By Order of the Board of Directors

Hong Bee Yin, Chairman of the Board of Directors

October 24, 2025

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